February 5, 2019

Ethan Brown
President and Chief Executive Officer
Beyond Meat, Inc.
1325 E. El Segundo Blvd.
El Segundo, CA 90245

       Re: Beyond Meat, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 9, 2019
           File No. 333-228453

Dear Mr. Brown:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed January 9, 2019

Exhibits

1. Article V, Section 4 of your form of restated certificate of incorporation (filed as exhibit
       3.3) provides that a director may be removed only for cause by a two-thirds shareholder vote. Please revise the disclosure at page 140 of your prospectus which states that a director may be removed only for cause by a majority shareholder vote.
2. We are in receipt of your new confidential treatment application relating to the new
       Roquette supply agreement. Please ensure that your next amended prospectus provides updated information about your relationship with Roquette. The new disclosure should address the reasons for, and any significant changes that will result from, the replacement take-or-pay contract. We will issue in a separate letter any comments related to the application.
 Ethan Brown
Beyond Meat, Inc.
February 5, 2019
Page 2

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Jennifer O'Brien, Staff
Acocuntant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-
3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameEthan Brown
                                                           Division of
Corporation Finance
Comapany NameBeyond Meat, Inc.
                                                           Office of Natural
Resources
February 5, 2019 Page 2
cc:       Harold Yu
FirstName LastName